Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 14, 2015

VIA EDGAR

CONFIDENTIAL

Mr. Ronald E. Alper

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	vTv Therapeutics Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 1, 2015
Response dated July 8, 2015
File No. 333-204951

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying changed pages (“Changed Pages”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) marked to indicate proposed changes from the changed pages (the “July 8 Submission”) that were previously submitted to the Staff of the Securities and Exchange Commission (the “Commission”) on July 8, 2015. For ease of reference, in order to be able to show incremental blacklining, the blackline is based on the July 8 Submission, since no material changes to the affected pages were made in Amendment No. 3 to the Registration Statement, which the Company filed on July 13, 2015.

The accompanying Changed Pages reflect proposed responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated July 10, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked Changed Pages.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 2

The Company has asked us to convey the following as its responses to the Staff:

Response dated July 8, 2015

Our Principal Equityholder, page 7

1.	We reviewed your response dated July 8, 2015. Here and on page 44 of your response, you indicate MacAndrews or its affiliates will have approximately 81.0% of the combined voting power of your outstanding stock after the offering (or 78.2% if the underwriters exercise their over-allotment option in full). Please tell us how you computed these percentages.

Response	to Comment 1

As shown on pages 7 and 44 of the July 8 Submission, the indicated percentages are based on combined voting power of MacAndrews or its affiliates if, in addition to its 25,000,000 shares of Class B common stock, MacAndrews or its affiliates purchased 1,562,500 shares of Class A common stock in the offering. If MacAndrews or its affiliates purchase shares of Class A common stock in the offering, they will purchase some of the 7,812,500 shares of Class A common stock already being offered in the offering (8,984,375 shares if the underwriters fully exercise their over-allotment option), and no additional shares of Class A common stock will be issued in the offering. The percentages indicated were calculated as follows:

	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Shares of Class B Common Stock Owned by MacAndrews or Affiliates	25,000,000	25,000,000
Shares of Class A Common Stock Purchased by MacAndrews or Affiliates	1,562,500	1,562,500
Total Shares Owned by MacAndrews or Affiliates	26,562,500	26,562,500

Total Shares of Class A Common Stock Issued	7,812,500	8,984,375
Total Shares of Class B Common Stock Issued	25,000,000	25,000,000
Total Shares Issued and Outstanding After Offering	32,812,500	33,984,375

Percentage of Combined Voting Power of MacAndrews and Affiliates(1)	0.8095, or 81.0%	0.7816, or 78.2%

(1)	Percentage of Combined Voting Power of MacAndrews and Affiliates is equal to the Total Shares Owned by MacAndrews or Affiliates divided by Total Shares Issued and Outstanding After Offering.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 3

Summary Historical and Pro Forma Financial Data, page 12

Capitalization, page 54

Unaudited Pro Forma Condensed Combined Balance Sheet, page 64

2.	We reviewed your response dated July 8, 2015 and the amounts you plan to include in the pro forma columns. It appears based upon your disclosures on page 66 of your response that after the offering the registrant will have a 23.8% economic interest in vTv Therapeutics LLC and the remaining 76.2% economic interest will be attributable to non- controlling interest. Please tell us what vTv Therapeutics LLC’s net assets were on a pro forma basis and explain how the amounts presented in the pro forma column for total (deficit) equity (excluding non-controlling interest) and deficit attributable to non- controlling interest were computed. If the equity attributable to non-controlling interest in the pro forma column is not 76.2% of vTv Therapeutics LLC’s net assets on a pro forma basis, please also explain your basis in GAAP for the amounts presented. Refer to ASC 810-10-45-23. Please consider the impact on other parts of your filing, such as the dilution table, as well.

Response	to Comment 2

In response to the Staff’s comment, the Company has revised its disclosure on page 64, as well as in other impacted parts of the filing, to indicate that the equity attributable to non-controlling interest on a pro forma basis is $83,465,000. The non-controlling interest is calculated as 0.7619, or 76.2%, of vTv Therapeutics LLC’s net assets on a pro forma basis ($109,548,000 as indicated in the vTv Therapeutics Pro Forma column on page 64). The Company has made a conforming revision to the Summary Historical and Pro Forma Financial Data on page 13 and to the Capitalization table on page 55. The Company considered the impact of this change on the dilution table on page 56 and concluded that no change was necessary as the dilution table calculations assume that all of the Class B common stock has been exchanged for newly-issued shares of Class A common stock on a one-for-one basis, which eliminates the non-controlling interest for purposes of those calculations.

3.	We reviewed your response dated July 8, 2015. On pages 55 and 64 of your response, you describe the Class B shares as being outstanding on a reorganization pro forma basis. However, no dollar amount is shown for the Class B shares in the reorganization pro forma column. Please revise or advise.

Response to Comment 3

In response to the Staff’s comment, the Company has revised its disclosures on pages 55 and 64 to reflect the 25,000,000 Class B common shares at their par value of $0.01 per share, or $250,000 in total, in both the reorganization pro forma and pro forma columns, with a corresponding deficit recorded in additional paid-in capital.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 4

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If you have any questions concerning the accompanying pages, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP